Delisting Determination, The Nasdaq Stock Market, LLC, April 30, 2025, Genetic Technologies Ltd.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the security of Genetic Technologies Ltd.
effective at the opening of the trading session on May 22, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on December 6, 2024. The Company did not file an appeal. The Company security was suspended on December 17, 2024. The Staff determination to delist the Company security became final on December 17, 2024.